UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                  UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    913837100
                                 (CUSIP Number)

                                                             David L. Hefflinger
Alan S. Parsow                                            McGrath, North, Mullin
General Partner                                                    & Kratz, P.C.
P. O. Box 818                   with a copy to       1400 One Central Park Plaza
Elkhorn, NE 68022                                                Omaha, NE 68102
(402) 289-3217                                                    (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 913837100                13D                         Page 2 of 5 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

         Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                     / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or Place of Organization

         Nebraska

                                          7. Sole Voting Power

                                               196,700 Shares
         Number of
         Shares                           8. Shared Voting Power
         Beneficially
         Owned by                              0
         Reporting
         Person                           9. Sole Dispositive Power
         With
                                               196,700 Shares

                                         10. Shared Dispositive Power

                                               0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

              196,700 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
         Shares

             / /

13.      Percent of Class Represented by Amount in Row 11

         Approximately 3.23% of voting securities

14.      Type of Reporting Person

         PN

CUSIP NO. 913837100                13D                         Page 3 of 5 Pages

1.       Name of Reporting Person
         SS or IRS Identification Number of Above Person

         Elkhorn Partners Limited Partnership / 47-0721875

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                       / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or Place of Organization

         Nebraska

                                           7. Sole Voting Power

                                                213,900 Shares
         Number of
         Shares                            8. Shared Voting Power
         Beneficially
         Owned by                               0
         Reporting
         Person                            9. Sole Dispositive Power
         With
                                                213,900 Shares

                                          10. Shared Dispositive Power

                                                0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         213,900 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
         Shares

         / /

13.      Percent of Class Represented by Amount in Row 11

         Approximately 3.51% of voting securities

14.      Type of Reporting Person

         PN

CUSIP NO. 913837100                  13D                       Page 4 of 5 Pages


     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships. This filing constitutes Amendment No. 1 to the
Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. The Partnerships amend such prior schedule 13D reports with respect to the common stock of UNIVERSAL STAINLESS AND ALLOY PRODUCTS, INC. ("UNIVERSAL") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)(b) As of February 9, 2000, Parsow Partnership, Ltd. owns 196,700 shares of UNIVERSAL common stock and Elkhorn Partners Limited Partnership owns 213,900 shares of UNIVERSAL common stock. The UNIVERSAL Form 10-Q for the quarter ended September 30, 1999 reported that there were outstanding 6,086,554 shares of UNIVERSAL common stock as of November 5, 1999. Based on this number, Parsow Partnership, Ltd. owns approximately 3.23% of the UNIVERSAL common stock and Elkhorn Partners Limited Partnership owns approximately 3.51% of the UNIVERSAL common stock.

   (c) During the past 60 days, Parsow Partnership, Ltd. purchased 50,200 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $4.50 to $6.25 per share and sold 11,500 shares of UNIVERSAL common stock, in open market transactions , at prices ranging from $5.9375 to $6.625 per share. During the past 60 days, Elkhorn Partners Limited Partnership purchased 60,200 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $4.50 to $6.0625 per share and sold 10,000 shares of UNIVERSAL common stock, in open market transactions, at prices ranging from $6.20 to 6.625 per share.

CUSIP NO. 913837100                  13D                       Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 10, 2000

Elkhorn Partners                            Parsow Partnership, Ltd.,
Limited Partnership                         A Limited Partnership

By       /s/  Alan S. Parsow             By   /s/  Alan S. Parsow

  Alan S. Parsow                      Alan S. Parsow
  General Partner                     General Partner